HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                                                         (303) 839-0061
Fax: (303) 839-5414


                                 April 23, 2013


Norman von Holtzendorff
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Vanguard Energy Corporation
            Registration Statement on Form S-3
            File No. 333-187697

     This office represents Vanguard Energy Corporation (the "Company"). In response to the staff's letter of this date, the Company's previous registration statement on Form S-1 (file No. 333-174194) is no longer current and cannot be used to register the shares issuable upon the exercise of the warrants, which are the subject of the Company's registration statement on Form S-3, since the financial statements in the S-1 are more than sixteen months old (See Section 10.(a)(3) of the Securities Act of 1933). By using a registration statement on Form S-3, which incorporates 1934 Act filings, the S-3 registration statement will not need to be updated or amended, except in unusual circumstances.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & HART, LLC

                                    /s/ William T. Hart

                                 By
                                   William T.  Hart